T 604.682.3701 F 604.682.3600 ir@levon.com www.levon.com Suite 900, 570 Granville Street Vancouver, BC V6C 3P1

February 5, 2014	TSX Trading symbol: LVN Berlin & Frankfurt: LO9

Via: EDGAR

Ms. Tia L. Jenkins, Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining
Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 7010
100 F Street, NE
Washington, D.C. 20549

Dear Ms. Jenkins:

Re:	Levon Resources Ltd. Form 20-F for the Fiscal Year Ended March 31, 2013 Filed July 5, 2013 File No. 000-13248

Levon Resources Ltd. (the “Company”) hereby submits this letter in response to the staff’s (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) comment letter, dated January 28, 2014 with respect to the Company’s above referenced Annual Report on Form 20-F for the fiscal year ended March 31, 2013 (the “Form 20-F”), as filed with the SEC on July 5, 2013.

In some of the responses, we have agreed to change or supplement our disclosures in future filings. We are doing so in the spirit of cooperation with the Staff and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.

For your convenience, the Staff’s comments are included below and we have numbered our responses accordingly.

Our responses are as follows:

Staff Comment No. 1

Cordero Project, Chihuahua State, Mexico, page 24

1.	We note your disclosure of your pre-tax internal rate-of-return. Please also disclose your after-tax internal rate-of-return.

Company Response

The PEA projects pre-tax Internal Rate of Return (IRR) of 19.5% and an after-tax IRR of 14.8% (at a silver price of $25.15/oz., gold price of $1,384.77/oz., zinc price of $0.91 per pound, and lead price of $0.96 per pound) over a projected 15 years to complete the first four stages of open pit mining.

Staff Comment No. 2

Congress Property, British Columbia, Canada page 37

2.
We note your disclosure of mineral resources for your Congress property. Please disclose the type of mineral resource and the name and date filed of the respective technical report associated with your resources.

Company Response

Mineralization in the Howard Zones consists of quartz-carbonate veins or stringer zones one to 1.5 meters wide, with altered, mineralized selvages (pyrite, siderite) up to 10 meters total width hosted in basalt and gabbro. The zones strike north to a few degrees west of north and dip steeply to the west. The Howard Zones contain the largest and highest grade resource on the property:

	Tonnes	Grade (grams gold/tonne)

Measured	40,192	8.7
Indicated	25,909	11.4
Inferred	273,402.5	8.2

(D.S.C. Dunn, Technical Report on the Congress property titled “Report on Trenching, Drilling and Metallurgical Testing on the Congress Property”, November, 2005 was filed on SEDAR on December 2nd, 2005).

These resources are refractory and would require oxidation of sulphides to recover the gold.

Staff Comment No. 3

Item 5. Operating and Financial Review and Prospects, page 42

A. Operating Results, page 45

Year ended March 31, 2013 compared with the year ended March 31, 2012, page 45

3.
We note that your exploration expenditures decreased from $10.8 million to $4.7 million during the year ended March 31, 2013. Please provide a more robust discussion of why drilling activities were reduced, the primary drivers and discuss future trends. In future filings, please discuss the impact of significantly lower prices on your exploration plans.

Company Response

Levon’s main objective in fiscal 2013 was to acquire the Aida claim which is located in the central part of the Cordero Project claim block. Acquisition of the Aida claim consolidates Levon’s 100% ownership of all mining claims in the Cordero mining district, and represents a significant step in the Company’s advance of the Cordero project. Levon’s plan has always been to continue drilling only after the Aida claim has been purchased. The Aida claim was finally purchased on July 2013 as noted in our July 10, 2013 news release. Subsequent to the purchase of Aida claim, Levon resumed drilling as announced in our October 1, 2013 news release. The reduced drilling activities in fiscal 2013 is attributed to the fact that the drilling program was postponed till the acquisition of the Aida claim which took place in July 2013. In the spirit of cooperation with the Staff, we agree to discuss in our future filings any material impact significantly lower prices have on our exploration plans.

Staff Comment No. 4

Notes to Consolidated Financial Statements, page 98
2. Basis of Presentation, page 98
(i) Impairment assessment, page 100

4.
We note you disclose that “at March 31, 2013, there are no indications that suggest that the Company’s assets are impaired.” Please tell us how you considered your net losses, negative operating cash flows for the periods reported, lack of economically viable reserves and financing to develop your properties as indicators that your assets may be impaired. In addition, tell us how you consider paragraphs 12 through 17 of IAS 36 in assessing whether there is any indication that your assets may be impaired.

Company Response

Based on the technical report prepared by Independent Mining Consultants Inc. on July 31, 2012 and as amended on May 10, 2013 (“IMC Technical Report”), at a net smelter cut off of $6 USD per tonne , the Cordero project has 364M oz of silver in the indicated category and 91.2M oz of silver in the  inferred category, as well as 945,000 oz of gold in the indicated category and 152,000 oz of gold in the inferred category.  The estimated value of silver and gold in the indicated category alone is estimated to be (364M * $20) + (0.945M * 1,250) = $8,461M which is significantly above and beyond the amount capitalized as exploration and evaluation assets of $126M at March 31, 2013, thereby suggesting that no impairment exists.  Furthermore, the Company is well financed and has over $49 million in cash and cash equivalents as at March 31, 2013, thereby having the ability to continue to explore.

 As Levon is an exploration stage company with no production,  net losses and negative operating cash flows are part of normal business operations and consistent with all other mining companies in the exploration stage.  The fact that it incurs losses and have a negative operating cash flow is not indicative of there being an impairment.

We reviewed the considerations in paragraphs 12 through 17 of IAS 36 and determined that there are no indications of impairment.  We determined that the decrease in our market capitalization is a direct result of the overall decrease in commodity prices rather than an indication of the properly lacking viable resources.  We also determined that ongoing losses and negative operation cash flow are the normal course of business operations for mining companies in the exploration stage.  We believe that the acquisition of the Aida claim, our strong cash position, as well as our resource calculation per the IMC Technical Report are all indicators that the Cordero property is not impaired.  The fact that a drill program commenced in October 2013 further indicates that the property is not impaired as the Company continues to expend resources on it.

Staff  Comment No. 5

3. Significant Accounting Policies, page 101
Exploration and evaluation assets, page 103

5.
We note from your disclosure that “all capitalized exploration and evaluation assets are monitored for indicators of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest.” Please address the following:

●	Tell us if you identified any facts and circumstances as discussed in paragraph 20 of IFRS 6 to test your exploration and evaluation assets;

●
To the extent, you identified any facts and circumstances to test your exploration and evaluation assets, please describe for us these facts and circumstances and tell us how you tested your exploration and evaluation assets.

●
If you did not assess your exploration and evaluation assets during the year, please tell us how you considered the carrying amount of the exploration and evaluation asset is likely to be recovered in full, given the lack of reserves, financing to develop your properties and decline in commodities prices.

Company Response

We did not identify any facts and circumstances that indicate impairment in accordance with paragraph 20 of IFRS 6.  IFRS 6 considers the following items:

i.	Period which the entity has the right to explore in the specific area has expired or will expire in the near future – Not applicable. All claims are in good standing;
ii.
Substantive expenditure on further exploration for and evaluation of mineral resources is neither budgeted nor planned – Not applicable. Levon commenced a drill program for 14,000 metres in October 2013;

iii.
Exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities and the entity has decided to discontinue such activities in the specific area – Not applicable.  The IMC Technical Report demonstrates the  property is commercially viable.  The Company resumed drilling activities in October 2013

iv.
Sufficient data exist to indicate that although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale – Not applicable.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

LEVON RESOURCES LTD.

"Ron Tremblay"
______________________________________
Ron Tremblay
President & Chief Executive Officer